FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 20, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
20 April 2022
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 April 2022	7,198	221.50	221.50	221.5000	LSE
20 April 2022	2,681	222.80	221.30	222.4018	CHIX
20 April 2022	5,737	222.70	222.00	222.5953	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 145,756,269 Ordinary Shares in treasury and have 10,581,330,427 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
20 April 2022	08:03:55	BST	858	222.00	BATE	1755292
20 April 2022	08:05:25	BST	1248	222.70	BATE	1,758,514
20 April 2022	08:05:25	BST	94	222.70	BATE	1,758,512
20 April 2022	08:05:25	BST	974	222.70	BATE	1,758,510
20 April 2022	08:05:25	BST	2563	222.70	BATE	1,758,508
20 April 2022	08:02:19	BST	550	221.50	CHIX	1,751,696
20 April 2022	08:02:25	BST	27	221.30	CHIX	1,751,890
20 April 2022	08:04:52	BST	538	222.30	CHIX	1,757,313
20 April 2022	08:05:24	BST	408	222.80	CHIX	1,758,460
20 April 2022	08:05:24	BST	1	222.80	CHIX	1,758,458
20 April 2022	08:05:24	BST	726	222.80	CHIX	1,758,456
20 April 2022	08:05:25	BST	431	222.70	CHIX	1,758,506
20 April 2022	08:02:18	BST	4451	221.50	LSE	1,751,684
20 April 2022	08:02:18	BST	2747	221.50	LSE	1,751,682

Date: 20 April 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary